UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934
                       (Amendment No. )*

                   Summit Medical Systems, Inc.
                         (Name of Issuer)


                            Common Stock
                   (Title of Class of Securities)

                             86613P
                          (CUSIP Number)

                              Unknown
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      Rule 13d-1(b)
      Rule 13d-1(c)
     X Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

CUSIP No.- 86613P

     1.    Names of Reporting Persons.

           Peter C. Cook, Daniel M. Wiersma and Nancy A. Wiersma
          I.R.S. Identification Nos. of above persons (entities only).

     ______________________________________________________________________
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)                 X

          (b)
______________________________________________________________________________

     3.   SEC Use Only
______________________________________________________________________________

     4.   Citizenship or Place of Organization

                    Mr. Cook, Mr. Wiersma and Mrs. Wiersma are U.S. Citizens
______________________________________________________________________________

Number of 5.   Sole Voting Power
Shares Bene-
ficially Owned Mr. Cook - 194,500 shares, being 2.07% of the outstanding common
by each        stock.

               Mr. and Mrs. Wiersma - 113,100 shares, being 1.2% of the
               outstanding common stock
Reporting
Person With:   6.   Shared Voting Power      None

          7.   Sole Dispositive Power

               Mr. Cook - 194,500 shares     Mr. & Mrs. Wiersma - 113,100

          8.   Shared Dispositive Power      Non
______________________________________________________________________________

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          Mr. Cook - 194,500 shares     Mr. and Mrs. Wiersma - 113,100

     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (11)
______________________________________________________________________________

     12.  Type of Reporting Person (See Instructions)

                    Mr. Cook - IN
                    Mr. Wiersma - IN and IA
                    Mrs. Wiersma - IN
Item 1.

     Summit Medical Systems, Inc.
     10900 Red Circle Drive
     Minnetonka, Minnesota 55343-9106

Item 2.

     Peter C. Cook                 Daniel M. Wiersma
     6182 Gatehouse Drive., SE,         Nancy A. Wiersma
     Grand Rapids, Michigan 49546  2032 Edgewood, S.E.
                              Grand Rapids, Michigan 49546

     Common Stock
     CUSIP: 86613P

Item 3. If this statement is filed pursuant to Section 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)      Broker or dealer registered under section 15 of the Act
               (15 U.S.C. 78o).
      (b)      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
      (c)      Insurance company as defined in section 3(a)(19) of the Act
               (15 U.S.C. 78c).
      (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
      (e)      An investment adviser in accordance with 240.13d-l(b)(l)(ii)(E);
      (f) An employee benefit plan or endowment fund in accordance with 240.13d-l(b)(l)(ii)(F);
      (g) A parent holding company or control person in accordance with 240.13d-l(b)(l)(ii)(G);
      (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
      (j)      Group, in accordance with 240.13d-l(b)(l)(ii)(J);

Item 4.    Ownership.

      Cook Golf, Inc. is the owner of the shares in respect of which Mr. Cook is the beneficial owner. Its sole shareholder is The Peter C. Cook Trust dated November 26, 1996, as amended, of which Mr. Cook is the sole trustee.

      Oxford Capital Group, Inc. is the owner of the 100,000 shares in respect of which Mr. and Mrs. Wiersma are the beneficial owners. Mr. and Mrs. Wiersma are the owners, as tenants by the entireties, of 75% of the issued and outstanding capital stock of Oxford Capital Group, Inc. The remaining 25% of the capital stock of Oxford Capital Group, Inc. is owned by The Peter C. Cook Trust dated November 26, 1996, as amended. The remaining 13,100 shares beneficially owned by Mr. and Mrs. Wiersma are held by the Daniel M. Wiersma SEP-IRA Account


Item 5.    Ownership of Five Percent or Less of a Class

      Not Applicable


Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not Applicable

Item 8.    Identification and Classification of Members of the Group

      The members of the group are Mr. Cook, The Peter C. Cook Trust dated November 26, 1996, as amended, Mr. & Mrs. Wiersma, Cook Golf, Inc., and Oxford Capital Group, Inc.

Item 9.    Notice of Dissolution of Group

      Not Applicable

Item 10.   Certification

      Not Applicable

                           SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 12, 1999                        PETER C. COOK
                                       ____________________________________
                                        Peter C. Cook


January 12, 1999                        DANIEL M. WIERSMA
                                        ____________________________________
                                        Daniel M. Wiersma


January 12, 1999                        NANCY A. WIERSMA
                                       ___________________________________
                                        Nancy A. Wiersma




                              JOINT FILING AGREEMENT

      In accordance with the requirements of 17 CFR 240.13d-1(k)(iii), the undersigned agree to file a single Schedule 13G with the United States Securities and Exchange Commission with respect to their beneficial ownership of common stock in Summit Medical Systems, Inc.



January 12, 1999                        PETER C. COOK
                                        ____________________________________
                                        Peter C. Cook


January 12, 1999                        DANIEL M. WIERSMA
                                       ___________________________________
                                        Daniel M. Wiersma


January 12, 1999                        NANCY A. WIERSMA
                                        ___________________________________
                                        Nancy A. Wiersma